                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT No. 4)

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                       AETNA REAL ESTATE ASSOCIATES, L.P.
                           (Name of Subject Company)

                           ACORN HILL PARTNERS L.L.C.
                                    (Bidder)

                      LIMITED PARTNERSHIP DEPOSITARY UNITS
                                (Title of Class
                                 of Securities)

                                  008171 10 0
                             (CUSIP Number of Class
                                 of Securities)

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                               W. Edward Scheetz
                           Acorn Hill Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                    Copy to:
                                 Peter M. Fass
                             Steven L. Lichtenfeld
                               Battle Fowler LLP
                              75 East 55th Street
                              New York, NY  10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          Calculation of Filing Fee
--------------------------------------------------------------------------------
       Transaction                                              Amount of
       Valuation*                                               Filing Fee
---------------------                                     ----------------------
       $34,143,462                                              $6,828.70
--------------------------------------------------------------------------------

       *For purposes of calculating the filing fee only. This amount assumes the purchase of 3,176,136 Limited Partnership Depositary Units ("Units") of the subject company for $10.75 per Unit in cash.

{x} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:            $6,352.28
Form or registration no.:          Schedule 14D-1
Filing party:                      Acorn Hill Partners L.L.C.
Date filed:                        October 30, 1996

                         (Continued on following pages)
                              (Page 1 of 3 pages)

Cusip No.:  008171 10 0               14D-1                         Page 2 of 3



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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       ACORN HILL PARTNERS L.L.C.


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2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                              (a)  [  ]
                                                              (b)  [  ]

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3.     SEC Use Only


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4.     Sources of Funds (See Instructions)

       AF; WC

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5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                              [ ]

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6.     Citizenship or Place of Organization

       Delaware


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7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       5,000 Limited Partnership Depositary Units

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8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                              [ ]

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9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

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10.    Type of Reporting Person (See Instructions)

       OO
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                       AMENDMENT NO. 4 TO SCHEDULE 14D-1

       This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 filed by Acorn Hill Partners L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on October 30, 1996, as amended by Amendment No. 1 filed on November 12, 1996, Amendment No. 2 filed on November 29, 1996 and Amendment No. 3 filed on December 2, 1996, relating to the tender offer by the Purchaser to purchase up to 3,176,136 of the issued and outstanding Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), for the purpose of correcting the calculation of the filing fee as set forth on the cover page to this Schedule 14D-1. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 3, 1996



                                           ACORN HILL PARTNERS L.L.C.

                                           By:    AP-GP Prom Partners Inc., its
                                                  managing member


                                                  By:     /s/ Richard Mack
                                                         ----------------------
                                                         Name:  Richard Mack
                                                         Title: Vice President






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